BrokerTec Americas LLC
Statement of Financial Condition
March 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51803

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2016 (MM/DD/YY) AND ENDING 3/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Times Square
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dino Busanic (212) 704-5651
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave. (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dino Busanic, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BrokerTec Americas LLC, as of March 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



n/a

JIM CHUNG
Notary Public, State of New York
No. 01CH6106290
Qualified in Queens County
Commission Expires: 7/27/20

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BrokerTec Americas LLC
Index
March 31, 2017



pwc

Report of Independent Registered Public Accounting Firm

To the Management of BrokerTec Americas LLC (the "Company"),

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of BrokerTec Americas LLC as of March 31, 2017 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 26, 2017

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

BrokerTec Americas LLC
Statement of Financial Condition
March 31, 2017

(dollars in thousands)

Assets

Cash and cash equivalents	$	89,128
Cash segregated under federal regulations		35,300
Deposits with clearing organizations		92,243
Commissions receivable		12,257
Receivable from brokers, dealers and clearing organizations		505
Prepaid expenses and other assets		2,363
Total assets	$	231,796

Liabilities and Member's Equity

Liabilities

Accrued expenses and other liabilities	$	11,980
Payable to brokers, dealers and clearing organizations		1,084
Payable to customers		32,050
Payable to affiliates		26,993
Income tax payable to affiliate		18,665
Total liabilities		90,773

Commitments and contingencies (Note 7)

Member's equity		141,023
Total liabilities and member's equity	$	231,796

(dollars in thousands)

1.   Organization

BrokerTec Americas LLC (the "Company") is a Delaware limited liability company. The Company has two Members BrokerTec Investments ("BTI") and BrokerTec Holdings Inc. ("BTHI").

The Company is an indirect wholly owned subsidiary of NEX plc, a public company registered in the United Kingdom that engages principally in providing electronic trade execution platforms for the OTC markets and delivering transaction lifecycle management and information services to optimize portfolios and control risk.

The Company, headquartered in New York, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company operates an electronic inter-dealer trading system primarily for U.S.Treasury and Agency securities, repurchase agreements and mortgage-backed securities. The Company also generates revenue by providing market data to market data distributors.

The Company holds a membership in the Fixed Income Clearing Corporation ("FICC") and self-clears its customer's U.S. Treasury securities transactions.

2.   Summary of Significant Accounting Policies

Basis of presentation

The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. Dollar is the functional currency of the Company. In the opinion of management, the Financial Statements include all adjustments necessary to present fairly the financial position at March 31, 2017 and the results of operations for the year then ended.

Use of Estimates

Preparation of the Financial Statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(a) Cash and Cash Equivalents

Cash and cash equivalents at March 31, 2017 include approximately $89,128 of cash held in demand deposit accounts by two major financial institutions. The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. Such cash equivalents are held by one major financial institution. Additionally at March 31, 2017, the Company had a cash balance that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250, held at one major financial institution.

(dollars in thousands)

(b) Receivables and Payables – Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations consists primarily of clearing fees, commissions and market data fees.

(c) Doubtful Accounts Allowance

An allowance for doubtful accounts on commissions receivable is maintained at a level that in management's judgement is adequate to absorb potential credit losses. The allowance is increased for provisions charged to income and is reduced by charge-offs. As of March 31, 2017, there was no allowance recorded on the Company's books and records.

(d) Income Taxes

The Company flows up into a corporation (BTHI), and therefore records its share of the income tax provision on its separate company financial statements.

The Company is party to a Tax Sharing Agreement ("the Agreement") with BTHI. As a single member limited liability company, the Company is treated as a branch of a US corporation. BTHI allocates to the Company its share of the consolidated federal and state income tax expense or benefit based upon the principles of a modified separate company basis. State and local income taxes (and any associated tax reserves) are provided on the Company's taxable income at the blended tax rate applicable to the combined tax return. As part of the tax sharing agreement, the Company settles both current and deferred taxes on a periodic basis with the parent. For the year ended March 31, 2017, the Company files as part of the consolidated federal income tax return and certain state and local tax returns of BTHI.

In accordance with ASC 740, Income Taxes, ("ASC 740"), deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

In addition, ASC 740 sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Under ASC 740, the Company determines whether it is more likely than not that an income tax position will be sustained upon examination by tax authorities. Sustainable income tax positions are then measured to determine the amount of benefit to be reflected in the financial statements. Each sustainable position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

3.   Accrued Expenses and Accounts Payable

Accrued expenses and accounts payable at March 31, 2017 include approximately $8,507 of accrued compensation and related expenses, and $3,474 of other accrued expenses.

(dollars in thousands)

4.   **Income Taxes**

The Company believes there are no unrecognized tax benefits, including interest and penalties and therefore did not record a liability for these items.

At March 31, 2017, the Company had $4,076 of net deferred tax assets. This balance is comprised of deferred tax assets of $4,076 resulting from temporary differences primarily related to deferred compensation of 3,296, stock-based compensation of $159, and prepaid expenses of $621. There were no deferred tax liabilities resulting from temporary differences to offset against the deferred tax assets. As part of the tax sharing agreement, until settlement, the net balance is recorded as an income tax receivable or income tax payable in the Statement of Financial Condition. The Company has not settled any of the deferred tax asset with the parent and the deferred tax asset of $4,076 is a component of the income tax payable to affiliate in the Statement of Financial Condition.

The Company is required to assess the likelihood that deferred tax assets will be realized using a more-likely-than-not criteria. To the extent this criteria is not met, the Company is required to establish a valuation allowance against the deferred tax assets. The Company believes it did meet the more-likely-than-not criteria and therefore did not record a valuation allowance at March 31, 2017.

The Company has recorded income tax payable owed to an affiliate of $18,665, which is reflected in income tax payable to affiliate within the Statement of Financial Condition.

The Company is included in the federal consolidated income tax return of BTHI and Subsidiaries. BTHI's federal corporate income tax returns for the year ended March 31, 2010 and after remain subject to examination. The Company files as part of combined unitary state and local returns with affiliates, as well as certain separate state and local filings. The most significant state and local filings are subject to examination for years 2010 and after.

5.   **Cash Segregated Under Federal Regulations**

Cash in the amount of $35,300 has been segregated in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3. The segregated cash held in the special reserve bank account for the exclusive benefit of customers exceeded the requirements pursuant to SEC Rule 15c3-3.

6.   **Deposits with Clearing Organizations**

Cash in the amount of $92,233 was on deposit with FICC. FICC requires the Company to maintain a margin requirement on their open positions.

7.   **Receivables from and Payable to Brokers, Dealers and Clearing Organizations**

Amounts receivable from and payable to brokers, dealers and clearing organizations at March 31, 2017 consist of the following:

(dollars in thousands)

	Receivable		Payable
Receivable from clearing brokers, dealers and clearing organziations	$ 505	Payable to clearing brokers, dealers and clearing organizations	$ 1,084
	$ 505		$ 1,084

8. Commitments and Contingencies

Legal proceedings

The highly regulated nature of the Company's business means that from time to time it is subject to regulatory enquiries, investigations and other litigations arising from the ordinary course of business.

Such matters are inherently subject to many uncertainties and the Company cannot predict their outcomes. Management believes that there are no issues which are currently expected to have a material adverse impact on the Company's financial condition. However, the Company can provide no assurance that such actions will not be material to its operating results and cash flows, depending in part upon operating results and cash flows for a particular period.

9. Transactions with Affiliates

The Company entered into an agreement with NEX Services North America LLC, an indirect wholly owned subsidiary of NEX plc, whereby the subsidiary provides them with shared occupancy, fixed assets and administrative services (including finance, human resources, operations, legal and electronic data processing functions).

The Company has payables to affiliates of $26,993 relating to shared occupancy, fixed assets, and administrative services as well as for tax payments previously made by BTHI on behalf of its affiliates.

The Company has an income tax payable of $18,665 due to an affiliate.

Amounts receivable from and payable to affiliates are non-interest bearing and due on demand.

10. Employee Benefits

The Company participates in a trustee profit sharing plan (the "Plan") covering substantially all of its employees, under which contributions are made at the discretion of management. The Plan includes a 401(k) provision whereby all employees are allowed to contribute a portion of their earnings. On a discretionary basis, the Company matches a portion of employee contributions.

(dollars in thousands)

11. Stock Based Compensation

The Company accounts for stock options under Financial Accounting Standards Board ASC 718, *Compensation - Stock Compensation,* ("ASC 718").

ICAP plc Long Term Incentive Plan

ICAP plc has established the ICAP plc Long Term Incentive Plan ("LTIP") which requires certain executives to defer 25% of their annual cash bonus in the form of ICAP plc stock grants. The grants vest in equal installments over a three year period. Fully vested stock grants are eligible for a matching grant to receive an additional 20% grant of the deferred bonus amount. The match grant is contingent upon the continued employment of the executive. As of March 31, 2017 the total amount of stock grants outstanding was 116,911.

12. Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 – Significant unobservable inputs (including management's own assumptions in determining fair value) for the asset or liability.

The Company did not have any assets or liabilities classified as Level 3 at March 31, 2017.

Estimated Fair Value of Financial Instruments Measured at Fair Value

The Company's cash and cash equivalents typically include short-term highly liquid money market mutual funds which are quoted through over the counter markets and therefore considered Level 1 assets. At March 31, 2017 the Company's cash and cash equivalents are comprised of $89,128 cash held in demand deposit accounts.

ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU") requires the following disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and (2) additional disclosures in the reconciliation of Level 3 activity, including information on a gross basis for purchases, sales issuances and settlements. For the year ended March 31, 2017 the Company did not have any transfers between Levels.

(dollars in thousands)

Estimated Fair Value of Financial Instruments Not Measured at Fair Value

The Company estimates that the fair value of its remaining financial instruments recognized on the Statement of Financial Condition approximate their carrying value, because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

The table below presents the carrying value of the Company's financial instruments which approximate fair value. In addition, the table excludes the values of non-financial assets and liabilities.

	March 31, 2017			
Assets:	Level 1	Level 2	Level 3	Total
Deposits with clearing organizations	$ -	$ 92,243	$ -	$ 92,243
Commissions receivable	-	12,257	-	12,257
Receivable from broker dealers and clearing organizations	-	505	-	505
Total	$ -	$ 105,005	$ -	$ 105,005
Liabilities:				
Payables to broker dealers and clearing organizations	$ -	$ 1,084	$ -	$ 1,084
Payables to customers	-	32,050	-	32,050
Total	$ -	$ 33,134	$ -	$ 33,134

13. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250 or 2% of aggregate debit balance arising from customer transactions, as defined. At March 31, 2017, the Company had net capital of $129,720 which was $129,470 in excess of its required net capital of $250.

14. Financial Instruments with Off-Balance-Sheet Risk

The Company acts as an intermediary to execution of transactions between undisclosed principals. A majority of the Company's customers are netting members of the Government Securities Division of the FICC. The Company does not anticipate non-performance by counterparties in the above situation and seeks to control such credit risk by allowing system access to counterparties that meet minimum credit requirements and monitoring the credit standing of all counterparties with which it conducts business.

The net contractual amount of purchase and sale transactions with counterparties other than FICC for the Company at March 31, 2017 was approximately $111,276,426 for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have settled within a short period of time subsequent to the Company's fiscal year end.

(dollars in thousands)

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

15. Subsequent Events

The Company has performed an evaluation of subsequent events through May 26, 2017. There have been no subsequent events that occurred during this period that would require recognition in the financial statements or disclosure as of March 31, 2017 or for the year then ended.